                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               AMENDMENT NO. 3 TO
                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                          OEC COMPRESSION CORPORATION
          (formerly known as Equity Compression Services Corporation)
          -----------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, $0.01 par value per share
          -----------------------------------------------------------
                          (Title of Class of Securities)

                                  670827 10 4
          -----------------------------------------------------------
                                 (CUSIP Number)

                                   HACL, Ltd.
                         Energy Investors Joint Venture
                                   2838 Woodside
                                Dallas, Texas 75201
                                  (214) 891-7000
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   June 12, 2000
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /X/.

CUSIP No. 670827 10 4                                         Page 2 of 6 Pages
          -----------                                             ---  ---
OEC COMPRESSION CORPORATION

-------------------------------------------------------------------------------
 (1) Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     HACL, Ltd.
     I.D. No. 75-2679736
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                  (a)  / /
     of a Group* (See (a) instructions)                     (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds* (See instructions)
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
     Not Applicable
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization:
     Texas
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 11,623,636
 by Each Reporting           --------------------------------------------------
 Person With:                 (8) Shared Voting Power
                                    0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    11,623,636
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     11,623,636
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
     Not Applicable
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     31.4%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 670827 10 4                                         Page 3 of 6 Pages
          -----------                                             ---  ---
OEC COMPRESSION CORPORATION

-------------------------------------------------------------------------------
 (1) Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     Energy Investors Joint Venture
     I.D. No. 75-2679737
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                  (a)  / /
     of a Group* (See (a) instructions)                     (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds* (See instructions)
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
     Not Applicable
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization:
     Texas
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 4,136,364
 by Each Reporting           --------------------------------------------------
 Person With:                 (8) Shared Voting Power
                                    0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    4,136,364
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     4,136,364
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
     Not Applicable
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     11.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN

CUSIP No. 670827 10 4                                         Page 4 of 6 Pages
          -----------                                             ---  ---
OEC COMPRESSION CORPORATION

-------------------------------------------------------------------------------
 (1) Name of Reporting Persons.
     S.S. or I.R.S. Identification No. of Above Person
     Jack D. Brannon
     I.D. No.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                  (a)  / /
     of a Group* (See (a) instructions)                     (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds* (See instructions)
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
     Not Applicable
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization:
     Texas
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 240,000
 by Each Reporting           --------------------------------------------------
 Person With:                 (8) Shared Voting Power
                                    0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    240,000
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     240,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
     Not Applicable
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     Less than 1%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 670827 10 4                                         Page 5 of 6 Pages
          -----------                                             ---  ---
OEC COMPRESSION CORPORATION

ITEM 1.  SECURITY AND ISSUER

     The Statement relates to Common Stock, par value $0.01 per share, of OEC Compression Corporation (formerly known as Equity Compression Services Corporation), an Oklahoma corporation (the "Company") held by HACL, Ltd., a Texas limited partnership, Energy Investors Joint Venture, a Texas joint venture and Jack D. Brannon.

ITEM 2.  IDENTITY AND BACKGROUND

     Add the following:

     On June 12, 2000, Jack D. Brannon became a member of the group. Mr. Brannon is the Chief Financial Officer of the Company. HACL, Ltd. has previously assigned Mr. Brannon the right to 240,000 warrants. On June 12, 2000, HACL and Mr. Brannon exercised the warrants. HACL loaned on a non-recourse basis to Mr. Brannon the funds to exercise his warrants, such loan secured by a pledge of the OEC common stock purchased on the exercise of the warrant.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Add the following:

     On June 12, 2000, HACL and Jack D. Brannon exercised the warrant previously issued to HACL and purchased an aggregate of 8,000,000 shares of OEC common stock for $7,280,000.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Add the following;

     On June 12, 2000, HACL and Jack D. Brannon exercised the warrant previously issued to HACL and purchased an aggregate of 8,000,000 shares for $7,280,000. HACL had previously assigned Mr. Brannon the right to 240,000 warrants. HACL has loaned to Mr. Brannon the funds for his exercise of the warrants on a non-recourse basis secured by a pledge of the OEC common stock purchased by Mr. Brannon.

CUSIP No. 670827 10 4                                         Page 6 of 6 Pages
          -----------                                             ---  ---
OEC COMPRESSION CORPORATION

                                 SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned does hereby certify that the information set forth in this statement is true, complete and correct.

DATE: June 12, 2000


                                       HACL, LTD.


                                       By: SIX-DAWACO, INC.,
                                           General Partner


                                       BY: /s/ RAY C. DAVIS
                                           RAY C. DAVIS, PRESIDENT


                                       ENERGY INVESTORS JOINT VENTURE


                                       By: HACL, LTD.,
                                           Managing Joint Venture Partner

                                       By: SIX-DAWACO, INC.,
                                           General Partner

                                       BY: /s/ RAY C. DAVIS
                                           RAY C. DAVIS, PRESIDENT

                                       /s/ JACK D. BRANNON
                                           JACK D. BRANNON

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATION (SEE 18 U.S.C. Section 1001).